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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER: 8-69651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CITIZENS CAPITAL MARKETS, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 STATE STREET, MS1240

(No. and Street)

BOSTON	MASSACHUSETTS	02118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM CASSERLY — 603-634-7507

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP

(Name -- *if individual, state last, first, middle name*)

200 BERKELEY STREET	BOSTON	MASSACHUSETTS	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

OATH OR AFFIRMATION

I, James Kuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Citizens Capital Markets, Inc. as of and for the year ended December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CEO

Title

Notary Public

MARY HAIN DOMBROWSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2020

CITIZENS CAPITAL MARKETS, INC.

(SEC I.D. No. 8-69651)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Citizens Capital Markets, Inc.
28 State Street
Boston, Massachusetts 02109

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Citizens Capital Markets, Inc. (the "Company") a wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2017, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2018

We have served as the Company's auditor since 2016.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
(In thousands, except share figures)

ASSETS

Cash and cash equivalents	$ 118,932
Fees receivable	6,694
Goodwill	11,269
Intangible assets - net of accumulated amortization of $405	2,051
Furniture and equipment - net of accumulated depreciation of $3	64
Prepaid expenses and other assets	436
TOTAL ASSETS	$ 139,446

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates - subordinated debt	$ 70,000
Due to affiliates - other liabilities	465
Income taxes payable	1,860
Deferred tax liability	123
Accrued expenses and other liabilities	8,854
TOTAL LIABILITIES	81,302
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 10 shares authorized, issued and outstanding	-
Additional paid-in capital	40,000
Retained earnings	18,144
TOTAL STOCKHOLDER'S EQUITY	58,144
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 139,446

See accompanying notes to financial statements.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017
(In thousands)

REVENUES:	
Underwriting fees	$ 23,207
Underwriting fees - affiliate	539
M&A advisory fees	9,807
Referral fees	5,909
Valuation services fees	937
Other income	618
TOTAL REVENUES	41,017
EXPENSES:	
Service fees with affiliate	17,101
Regulatory fees	499
Intangibles amortization	405
Professional fees	274
Other expenses	32
TOTAL EXPENSES	18,311
INCOME BEFORE INTEREST AND INCOME TAXES	22,706
Interest expense - subordinated debt	1,159
Interest expense - other	152
INCOME BEFORE INCOME TAXES	21,395
Income tax expense	8,401
NET INCOME	$ 12,994

See accompanying notes to financial statements.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017
(In thousands except share figures)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Dollars			
BALANCE — January 1, 2017	10	$ -	$20,000	$ 5,150	$25,150
Contributions from parent	-		20,000		20,000
Net income	-	-	-	12,994	12,994
BALANCE — December 31, 2017	10	$ -	$40,000	$18,144	$58,144

See accompanying notes to financial statements.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 12,994
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	408
Deferred income taxes	149
Increase(decrease) in operating assets and liabilities:	
Fees receivable	(2,266)
Prepaid expenses and other assets	(35)
Due to affiliates	439
Accrued expenses and other liabilities	1,504
Net cash provided by operating activities	13,193
CASH FLOWS FROM INVESTING ACTIVITIES:	
Business acquisition	(5,450)
Net cash used in investing activities	(5,450)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions from parent	20,000
Proceeds from subordinated borrowings	210,000
Repayments of subordinated borrowings	(160,000)
Net cash provided by financing activities	70,000
Net increase in cash and cash equivalents	77,743
Beginning of year	41,189
End of year	$ 118,932
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Cash paid during the year for income taxes	$ 7,034
Cash paid during the year for interest	$ 1,018
Cash paid for business acquisition	$ 5,450

See accompanying notes to financial statements.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2017
(In thousands)

BALANCE — January 1, 2017	$	20,000
Proceeds from subordinated borrowings		210,000
Repayments of subordinated borrowings		(160,000)
BALANCE — December 31, 2017	$	70,000

See accompanying notes to financial statements.

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

1. NATURE OF OPERATIONS

Citizens Capital Markets, Inc. (the "Company" or "CCMI"), is a Massachusetts corporation incorporated on September 21, 1995, a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company registered with FINRA and the SEC on February 9, 2016 and commenced operations as a broker-dealer in May 2016. The Company is a wholly-owned subsidiary of Citizens Financial Group, Inc. ("CFG").

The Company has two business segments which are the merger and acquisition ("M&A") advisory services and corporate bond and equity underwriting services. The M&A advisory business is run out of Cleveland, Ohio and provides both buy and sell side advisory services as well as business valuations. The corporate bond and equity underwriting business is one in which CCMI serves primarily as a passive book runner or co-manager. Many of the underwriting opportunities in which CCMI participates come from customer referrals from its affiliate banks, Citizens Bank, National Association, and Citizens Bank of Pennsylvania. Under its current business model, CCMI holds no customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company.

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to accrued incentive compensation, income taxes, fees receivable, and other contingencies. Fees receivable are net of estimated transaction-related expenses owed to the lead underwriters upon final transaction settlement.

Securities Transactions
All securities transactions are recorded on a trade date basis.

Revenue Recognition
Underwriting Fees - Underwriting fees are recognized on the trade date, when services for the transactions are substantially completed. These fees are accrued on a net basis which will include any related expenses, arising from debt and equity security offerings, in which the Company acts as an underwriter. In these transactions, the Company is not the lead underwriter but acts primarily as a passive book runner or co-manager.

Referral Fees - The Company recognizes fees related to referrals received from Stifel, a third party brokerage and investment banking firm, for introducing clients to underwritings of SEC registered securities and loans. Revenue is recognized on the trade date, net of any estimated settlement expenses.

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017
(Amounts In Thousands)

M&A Advisory Fees – Retainer fees for M&A advisory services are recognized ratably over the related advisory service period. Success fees are recognized upon completion of the related M&A transaction.

Valuation Services – Fees for valuation services are recognized upon issuance of the valuation services report. Fees paid at the time of the contract execution are deferred until completion of the engagement.

Cash and Cash Equivalents

For the purposes of reporting cash flows, balances include cash and money market accounts with an original maturity date of less than 90 days. At December 31, 2017, cash equivalents included $113,123 of money market mutual funds and $5,809 cash held with an affiliate bank. Dividends from money market mutual funds are recorded when received, in other income, within the statement of income.

Goodwill and Other Intangible Assets

Goodwill is the purchase premium associated with the acquisition of a business and is assigned to reporting units at the acquisition date. A reporting unit is a business operating segment or a component of a business operating segment. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support the value of the goodwill.

Goodwill is not amortized, but is subject to annual impairment tests. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is deemed to be not impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.

The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss that is recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

The Company reviews goodwill for impairment annually as of October 31, or more often if events or circumstances indicate that it is more likely than not that the fair value of one or more reporting units is below its carrying value. The fair values of the Company's reporting units are determined using a combination of income and market-based approaches. The Company relies on the income approach (discounted cash flow method) for determining fair value. Market and transaction approaches are used as benchmarks only to corroborate the value determined by the discounted cash flow method. The Company relies on several assumptions when estimating the fair value of its reporting units using the discounted

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

cash flow method. These assumptions include the discount rate, as well as income tax and capital retention rates. No impairment was recognized during the year ended December 31, 2017.

Other intangible assets represent purchased long-lived intangible assets, primarily a client referral network and trade name that can be distinguished from goodwill. Other intangible assets, which are also subject to annual evaluation for impairment, are amortized on a straight-line basis over periods ranging from two to five years, with such amortization recorded in intangibles amortization in the statement of income.

Fair Value of Financial Instruments

The Company categorizes financial instruments carried at fair value on its statement of financial condition based on a three-level hierarchy. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

The aforementioned three-level hierarchy is defined as follows:

- *Level 1-* Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities;

- *Level 2-* Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active market; quoted prices in markets that are not active; and other inputs that are observable or can be corroborated by market data for substantially the full term of the financial instrument; and

- *Level 3-* Unobservable inputs to the valuation methodology that are supported by little or no market information and that are significant to the fair value measurement.

Financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Refer to Note 8 for further details.

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017
(Amounts In Thousands)

Recent Accounting Pronouncements
The following accounting pronouncements were assessed by the Company.

Pronouncements	Summary of Guidance	Effects on Financial Statements
Revenue Recognition: Revenue from Contracts with Customers *Issued May 2014*	• Requires that revenue from contracts with customers be recognized upon transfer of control of a good or service in the amount of consideration expected to be received. • Changes the accounting for certain contract costs including whether they may be offset against revenues in the statement of income. • Requires new qualitative and quantitative disclosures, including information about disaggregation of revenue and performance obligations. • May be adopted using a full retrospective approach or a modified cumulative effect approach wherein the guidance is applied only to existing contracts as of the date of initial adoption and to new contracts transacted after that date.	• Required effective date: January 1, 2018. Early adoption is permitted. • The Company will adopt the revenue guidance in the first quarter of 2018 using the modified retrospective method. • The Company's implementation efforts included the identification of revenue within the scope of the guidance, as well as the evaluation of revenue contracts and related accounting policies. • Upon adoption, underwriting costs will be presented on a gross basis as expense. Currently such costs are presented net of the related underwriting fees. • The Company has completed its evaluation of the expanded disclosure requirements and the most significant item will be the disaggregation of revenue.

(Amounts In Thousands)

3. ACQUISITIONS

On May 15, 2017, CCMI acquired the net assets of Western Reserve Partners LLC, ("WRP") for $14,450. WRP is a Cleveland-based firm that provides M&A, capital raising and other financial advisory services to middle market companies across a focused set of industry verticals, including industrials, business services, consumer, healthcare, technology and real estate. The acquisition will further strengthen CCMI's ability to serve clients by accelerating the build out of its M&A and financial advisory capabilities. Western Reserve Partners LLC was an asset purchase and is included in the business activities within CCMI.

The acquired business contributed total revenues of $10,269 and net loss of $445 to CCMI for the period from May 15, 2017 to December 31, 2017.

The following summarizes the fair value of the consideration transferred to acquire WRP and the amounts of identified assets acquired and liabilities assumed at the acquisition date:

Fair value of consideration transferred:

Total fair value of cash consideration transferred as of the acquisition date is $13,920. Total payments inclusive of imputed interest are $5,450 in 2017, $1,948 in 2018, $2,847 in 2019, $2,774 in 2020 and $901 in 2021.

Recognized amounts of identifiable assets acquired and liabilities assumed:

Goodwill	$ 11,269
Referral network intangibles	2,070
Trade name intangibles	386
Accounts receivable	60
Prepaid expenses	59
Fixed assets	92
Other assets	11
Deferred revenue	(27)
Total identifiable net assets	$ 13,920

4. RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with its affiliates Citizens Bank, National Association, and Citizens Bank of Pennsylvania. The affiliate banks provide support services to the Company and allocate direct and indirect costs attributable to the Company. Such costs include, but are not limited to, costs of the bank personnel providing services to the Company, communication and data line expenses, data center and technology costs, internal audit and general overhead. For the year ended December 31, 2017, the total costs were $17,101, which were included in the service fees with affiliate in the statement of income. The total payable to affiliates as of December 31, 2017 was $465.

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)
(Amounts In Thousands)

The Company entered into a subordinated credit facility with CFG, its Parent Holding Company, increasing its borrowing limit from $45,000 as of December 31, 2016 to $120,000 as of December 31, 2017, which was in accordance with an agreement approved by FINRA. The subordinated loan matures on October 6, 2019 and bears interest at 2.37% per annum. During the year ended December 31, 2017, the Company paid $1,018 in interest on draw-downs from this facility. The Company maintains a checking account with Citizens Bank and cash held was $5,809 as of December 31, 2017. During the year ended December 31, 2017, underwriting fees of $539 were generated through transactions with an affiliated bank based on debt offerings.

5. GOODWILL AND INTANGIBLE ASSETS

On May 15, 2017, the Company acquired the net assets of WRP and recorded goodwill of $11,269. From May 2017 through December 31, 2017, there were no changes in the carrying value of goodwill.

On an annual basis, the Company performs a goodwill impairment test at a level of reporting referred to as a reporting unit. The entire goodwill balance is allocated to one reporting unit, M&A and Financial Advisory. No impairment was recorded for the year ended December 31, 2017.

Upon acquisition of WRP, the Company recognized the following other intangible assets:

	December 31, 2017	
	Gross carrying value	Accumulated amortization
Referral network	$ 2,070	$ 276
Trade name	386	129
Total	$ 2,456	$ 405

The referral network intangible will be amortized over its useful life of five years with amortization expense being charged on a straight line basis. Future expected amortization amounts are as follows: $414 for 2018; $414 for 2019; $414 for 2020; $414 for 2021; and $138 for 2022. The trade name intangible will be amortized over its useful life of two years with amortization expense being charged on a straight line basis. Future expected amortization amounts are $193 for 2018 and $64 for 2019.

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)
(Amounts In Thousands)

6. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, therefore, subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15-to-1. The Company must maintain minimum net capital, as defined, equal to the greater of $100 or 6-2/3% of aggregate indebtedness. As of December 31, 2017, the Company had net capital of $99,487, which was in excess of the required net capital of $758 by $98,729. The Company's net capital ratio of aggregate indebtedness to net capital was 0.11 to 1.

7. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. For federal taxes and for taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision (benefit) with CFG by agreement through intercompany accounts. At December 31, 2017, the amount payable to CFG was approximately $1,846, which is included in income taxes payable in the statement of financial condition.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes for the year ended December 31, 2017, were as follows:

Current income taxes:	
Federal	$ 6,983
State	1,269
Total current income tax provision	8,252
Deferred income taxes:	
Federal	125
State	24
Total deferred income tax provision	149
Total income tax provision	$ 8,401

(Amounts In Thousands)

The effective income tax rate differed from the U.S. federal income tax rate of 35% primarily as a result of state taxes.

On December 22, 2017, President Trump signed what is commonly referred to as the 2017 Tax Cuts and Jobs Act which included a reduction in the corporate tax rate from 35% to 21%. For the Company, this required a revaluation of the Company's net deferred tax liability with a corresponding adjustment to current tax expense, and resulted in a $68 net tax benefit.

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2017, are as follows:

Deferred tax assets:	
State net operating loss carryforwards	$ 5
Total deferred tax assets	5
Valuation allowance	(5)
Total deferred tax assets, net of valuation allowance	-
Deferred tax liabilities:	
Prepaid expenses	95
Amortization of intangibles	19
Depreciation	9
Total deferred tax liabilities	123
Net deferred tax liability	$ 123

There was no change in valuation allowance from December 31, 2016 to December 31, 2017.

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service ("IRS") and various state and local tax jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2014. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the statement of income.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2017.

8. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depends upon the specific nature of the asset and liability. The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the statement of financial condition on a recurring basis at December 31, 2017:

Citizens Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)
(Amounts In Thousands)

Money Market Mutual Funds: Money market mutual funds represent instruments that generally mature in one year or less and are recognized on the statement of financial condition which approximates fair value. Money market funds are classified as level 1.

Subordinated Debt: The carrying amount of the line of credit agreement approximates its fair value. Subordinated debt is classified as level 3.

Business Acquisition Payable: The carrying amount of the future amount payable relating to the business acquisition approximates fair value and is classified as level 3.

The following table presents the estimated fair value for financial instruments recorded in the statement of financial condition under the caption indicated:

	Level 1		Level 2		Level 3		Total	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets:								
Money market mutual funds	$ 113,123	$ 113,123	$ -	$ -	$ -	$ -	$ 113,123	$ 113,123
Financial Liabilities:								
Subordinated loans - due to parent	$ -	$ -	$ -	$ -	$ 70,000	$ 70,000	$ 70,000	$ 70,000
Business acquisition payable	-	-	-	-	8,622	8,622	8,622	8,622
Total Financial Liabilities	$ -	$ -	$ -	$ -	$ 78,622	$ 78,622	$ 78,622	$ 78,622

9. SUBSEQUENT EVENTS

The Company has evaluated events occurring subsequent to December 31, 2017 through February 27, 2018. Based on this evaluation, the Company has determined that there are no subsequent events that would require disclosure or adjustment to the financial statements.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2017
(In thousands)

COMPUTATION OF NET CAPITAL

STOCKHOLDER'S EQUITY AND SUBORDINATED DEBT	$ 128,144
DEDUCTIONS/CHARGES - Non-allowable assets:	
Cash held with affiliate	5,809
Fees receivable	6,694
Goodwill	11,269
Intangible assets - net	2,051
Furniture and equipment - net	64
Prepaid expenses and other assets	508
TOTAL DEDUCTIONS/CHARGES - Non-allowable assets	26,395
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	101,749
HAIRCUTS ON SECURITIES	(2,262)
NET CAPITAL	$ 99,487

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (Representing 6-2/3% of aggregate indebtedness)	$ 758
Minimum dollar net capital requirement of broker dealer	$ 100
NET CAPITAL REQUIREMENT	$ 758
EXCESS NET CAPITAL	$ 98,729

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	$ 11,374
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.11 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 filed by the company on January 24, 2018.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Sections (k)(2)(i) of the Rule.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2017**

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) of the Rule.



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Citizens Capital Markets, Inc.
28 State Street
Boston, Massachusetts 02109

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Citizens Capital Markets, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2018

Exemption Report

Citizens Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3; and

(2) The Company met the identified exemption provisions in 17 C.F.R.§ 240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i) from the period of January 1, 2017 to December 31, 2017 without exception).

Citizens Capital Markets, Inc.

I,James Kuster, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _[signature]_

Title: CEO

February 27, 2018

See accompanying report of independent registered public accounting firm.

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